EXHIBIT 12

TEREX CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(AMOUNTS IN MILLIONS)

	Year Ended December 31,
	2010	2009	2008		2007		2006
EARNINGS
Income (loss) from continuing operations before income taxes	$(238.3)	$(523.8)	$84.0		$783.2		$537.5
Adjustments:
Undistributed income of less than 50% owned investments	(1.3)	(0.3)	(2.1)		(3.2)		(2.1)
Fixed charges	173.1	148.0	124.3		88.7		133.4
(Loss) earnings	$(66.5)	$(376.1)	$206.2		$868.7		$668.8
FIXED CHARGES
Interest expense, including debt discount amortization	$145.4	$119.4	$102.5		$64.2		$103.7
Amortization/writeoff of debt issuance costs	9.3	8.3	3.2		5.3		10.9
Portion of rental expense representative of interest factor (assumed to be 33%)	18.4	20.3	18.6		19.2		18.8
Fixed charges	$173.1	$148.0	$124.3		$88.7		$133.4
RATIO OF EARNINGS TO FIXED CHARGES	—(1)	—(1)	1.7	x	9.8	x	5.0	x
AMOUNT OF EARNINGS DEFICIENCY FOR COVERAGE OF FIXED CHARGES	$239.6	$524.1	$—		$—		$—

(1) Less than 1.0x